03015464

CM

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 28 2003
WASH. D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galleon Merchant Banking, Inc.

OFFICIAL USE ONLY
46682
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4901 N.W. 17th Way, Suite 403
(No. and Street)

Fort Lauderdale (City) FL (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas A. Natale 954-489-3995
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – *if individual, state last, first, middle name*)

1900 N.W. Corporate Blvd, Suite 300E (Address) Boca Raton (City) FL (State) 33431 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicholas A. Natale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galleon Merchant Banking, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Scott Raybin
My Commission DD165829
Expires November 14, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALLEON MERCHANT BANKING, INC.

FINANCIAL STATEMENTS

December 31, 2002

GALLEON MERCHANT BANKING, INC.
TABLE OF CONTENTS
DECEMBER 31, 2002

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Galleon Merchant Banking, Inc.
Fort Lauderdale, FL

We have audited the accompanying statement of financial condition of Galleon Merchant Banking, Inc. as of December 31, 2002, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galleon Merchant Banking, Inc., as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co
GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 19, 2003

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

GALLEON MERCHANT BANKING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	5,638
Restricted Cash		5,000
Accounts Receivable		920
Commissions Receivable		12,494
Stock Subscription Receivable		52,500
Employee Advances		4,100
Prepaid Expenses		12,278
Property and Equipment, Net		16,722
Intangible Assets, Net		5,837
Other Assets		15,341
	$	130,830

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued Liabilities	$	21,820
Loan from Shareholder		2,601
Total Liabilities		24,421
STOCKHOLDERS' EQUITY		
Preferred Stock Series A, 10,000,000 Shares Par Value $.001 Authorized, 1,780,000 Shares Issued and Outstanding		1,780
Preferred Stock Series B, 10,000,000 Shares Par Value $.001 Authorized, No Shares Issued and Outstanding		-
Common Stock, 50,000,000 Shares Par Value $.00023925 Authorized, 3,244,056 Shares Issued and Outstanding		776
Additional Paid-In Capital		998,809
Accumulated Deficit		(894,956)
Total Stockholders' Equity		106,409
	$	130,830

GALLEON MERCHANT BANKING, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2002

REVENUE		
Investment Banking	$	87,367
Commissions		48,318
Interest		18
		135,703
EXPENSES		
Employee Compensation and Benefits		289,814
Communications		5,878
Occupancy		43,895
Interest Expense		62
Other Expenses		206,414
		546,063
Net (Loss)	$	(410,360)

GALLEON MERCHANT BANKING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Preferred Stock Series A		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance, January 1, 2002 (Note 8)	3,216,887	$ 770	-	$ -	$ 523,095	$ (484,596)	$ 39,269
Issuance of Common Stock	27,169	6	-	-	32,494	-	32,500
Issuance of Preferred Stock Series A	-	-	1,780,000	1,780	443,220	-	445,000
Net (Loss)	-	-	-	-	-	(410,360)	(410,360)
Balance, December 31, 2002	3,244,056	$ 776	1,780,000	$ 1,780	$ 998,809	$ (894,956)	$ 106,409

GALLEON MERCHANT BANKING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(410,360)
Adjustments to Reconcile Net (Loss) to Net Cash Used In		
Operating Activities:		
Depreciation		9,277
Amortization		188
Bad Debt Expense		47,212
Loss on Sale of Property and Equipment		827
Change in Assets and Liabilities:		
(Increase) In:		
Restricted Cash		(5,000)
Accounts Receivable		(3,482)
Commissions Receivable		(12,494)
Employee Advances		(12,100)
Prepaid Expenses		(20,428)
Increase In:		
Accrued Liabilities		18,298
Net Cash Used In Operating Activities		(388,062)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property, Equipment and Intangibles Assets		(14,058)
Proceeds from Sale of Property and Equipment		580
Net Cash Used In Investing Activities		(13,478)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock		32,500
Proceeds from Issuance of Preferred Stock		392,500
Loan from Shareholder		3,000
Repayments of loan from Shareholder		(399)
Advances on note receivable – related party		(35,000)
Net Cash Provided By Financing Activities		392,601
Decrease in Cash		(8,939)
Cash:		
Beginning		14,577
Ending	$	5,638
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	$	62
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES		
Issuance of Preferred Stock for Subscription Receivable	$	52,500

The Accompanying Notes are an Integral
Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Galleon Merchant Banking, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Florida Corporation incorporated in October 1998.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, Bear Stearns, which are introduced on a fully-disclosed basis by STC Securities Corporation ("STC"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment Banking

Investment banking revenue includes fees arising from the Company assisting its customers as a placement agent in the offering and sale of its customers' stock. Revenue is recorded when the stock sales are settled.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Pursuant to the Company's clearing agreement, the Company is required to maintain a minimum $5,000 deposit of cash or securities with its clearing broker.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2: PROPERTY AND EQUIPMENT, NET

Property and Equipment, net consists of the following:

Computer Equipment	$	17,929
Furniture and Fixtures		13,030
		30,959
Less: Accumulated Depreciation		14,237
	$	16,722

NOTE 3: INTANGIBLE ASSETS, NET

Intangible Assets, net consists of the following:

Customer List	$	6,025
Less: Accumulated Amortization		188
	$	5,837

NOTE 4: COMMITMENTS

The Company leases its office space and office amenities under a leasing agreement dated March 1, 2000, which expires February 28, 2003. The lease provides for a monthly base rental of $2,079 and scheduled increases. The lease also provides that all related occupancy expenses shall be borne by the Company. Total rent expense for the year ended December 31, 2002 was $43,895. The Company also leases various office equipment under non-cancelable leases which expire through July 2007. At December 31, 2002, future minimum rental payments due under these non-cancelable leasing agreements consist of the following:

Year Ending December 31,		
2003	$	9,166
2004		4,583
2005		4,583
2006		3,958
2007		1,798
	$	24,088

NOTE 4: COMMITMENTS (CONTINUED)

The Company is in the process of locating new office space and will continue to lease the office space and office amenities on a month-to-month basis until new office space has been obtained.

NOTE 5: INCOME TAXES

The Company has deferred tax assets relating to a net operating loss carryforward. The tax benefits of these carryforwards and temporary differences are dependent on the Company achieving taxable income during the carryforward period. Management is unable to determine that it is more likely than not that the deferred tax assets will be utilized. The Company files its income tax returns utilizing the cash basis; cumulative differences are currently not significant.

The Company has net operating loss carryforwards as of December 31, 2002 of approximately $895,000, which expire beginning in 2016 through 2023. Based on the weight of the evidence, it is more likely than not that some portion or all of the net operating loss carryforward will not be realized. After consideration of all the evidence, both positive and negative, management has determined that approximately a $336,000 valuation allowance at December 31, 2002 is necessary to reduce the net operating loss carryforward to the amount that will more likely than not be realized. The increase in the valuation allowance for the current year is approximately $154,000.

NOTE 6: RELATED PARTY TRANSACTIONS

During 2002, the Company received approximately $3,000 from a shareholder. The advances are interest free and are being repaid on a monthly basis. At December 31, 2002, $2,601 was outstanding.

During the year, the Company loaned $35,000 to one of its employees. The loan was non-interest bearing and had no maturity date. The loan has been fully reserved as of December 31, 2002.

NOTE 7: GOING CONCERN

The financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company reported a net loss of $410,360 for the year ended December 31, 2002 and has an accumulated deficit of approximately $895,000 at December 31, 2002. Although the Company has raised some additional capital (Notes 8 and 11), the Company's continued existence is dependent upon its ability to successfully market and sell its services. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

GALLEON MERCHANT BANKING, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $(18,783), which was $(23,783) below its required net capital of $5,000 (See Note 11). The Company's ratio of aggregate indebtedness to net capital was (1.30) to 1.

In accordance with the Company's clearing agreement with STC, the Company is required to maintain a minimum net capital (as defined in SEC Rule 15c3-1) of $50,000. As of December 31, 2002, the Company was not in compliance with this requirement.

NOTE 10: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis by STC to its clearing broker/dealer, Bear Stearns. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 11: SUBSEQUENT EVENT

Stock Subscriptions aggregating $52,500 were paid prior to February 19, 2003, of which $30,000 was received on January 3, 2003.

During February 2003, the Company issued 220,000 shares of Series A Preferred stock for $55,000.

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
Galleon Merchant Banking, Inc.
Fort Lauderdale, FL

We have audited the accompanying financial statements of Galleon Merchant Banking, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 19, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 19, 2003

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

GALLEON MERCHANT BANKING, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Accrued Liabilities	$	21,820
Loans from Shareholder		2,601
	$	24,421
NET CAPITAL		
Total Stockholders' Equity from the Statement of Financial Condition	$	106,409
Deductions:		
Non-Allowable Assets:		
Restricted Cash		5,000
Accounts Receivable, Net		920
Commission Receivable		12,494
Stock Subcription Receivable		52,500*
Employee Advances		4,100
Prepaid Expenses		12,278
Property and Equipment, Net		16,722
Intangible Assets, Net		5,837
Other Assets		15,341
Total Nonallowable Assets		125,192
Net Capital	$	(18,783)
Minimum Required Net Capital	$	5,000
Excess Net Capital at 1500%	$	(23,783)
Excess Net Capital at 1000%	$	(21,225)
Ratio of Aggregate Indebtedness to Net Capital		(1.30) to 1

* Received by the Company:		
January 3, 2003	$	30,000
January 24, 2003		20,000
February 7, 2003		2,500
	$	52,500

GALLEON MERCHANT BANKING, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

Reconciliation of Net Capital with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002).

Net Capital as Reported in Company's Part II (unaudited) FOCUS Report	$	20,531
Increase in Non-Allowable Clearing Deposit		(5,000)
Increase in Non-Allowable Commissions Receivable		(12,494)
Increase in Accrued Liabilities		(21,820)
Net Capital Per Above	$	(18,783)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2002 to December 31, 2002, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

To the Stockholders
Galleon Merchant Banking, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Galleon Merchant Banking, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Galleon Merchant Banking, Inc.
February 19, 2003
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and its operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Galleon Merchant Banking, Inc., for the year ended December 31, 2002, and this report does not affect our report thereon dated February 19, 2003. Control activities designed to assure compliance with the periodic computation of aggregate indebtedness and net capital were not followed. Policies and procedures were implemented to assure current and future compliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices, except as noted in the preceding paragraph, and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 19, 2003